Form C

Cover Page

Name of issuer:

Chisos LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 10/18/2019

Physical address of issuer:

1621 Idaho Ave
Santa Monica CA 90403

Website of issuer:

https://www.chisos.io/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

250,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $250,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$250,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$468,105.00	$0.00
Cash & Cash Equivalents:	$191,823.00	$0.00
Accounts Receivable:	$21,026.00	$0.00
Short-term Debt:	$47,049.00	$839.00
Long-term Debt:	$565,931.00	$8,142.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($137,571.00)	($8,982.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Chisos LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
William Stringer	CEO	Chisos LLC	2019
Stephen Grinalds	CTO	Chisos LLC	2020

For three years of business experience, refer to Appendix D: Director & Officer

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
William Stringer	CEO	2019
Stephen Grinalds	CTO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Stephen Grinalds	180000.0 Common Units	45.0
William Stringer	220000.0 Common Units	55.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Convertible Income Share Agreements ("CISA") are a new investment strategy. CISA instruments are new and combine aspects of income share agreements with aspects of convertible equity in early-stage businesses. The income share agreement concept originated with college education to provide students a way to pay for their education without utilizing traditional funding methods. In 2016, Purdue University launched a fund offering college seniors an opportunity to fund their education with income share agreements. Since then, certain universities have endorsed the use of income share agreements. Income Share Agreements are a flexible payback mechanism that determines payback amounts based on the gross annual income levels of the holder of the agreement.
>
> CISAs may be subject to state law regulation. As a general matter, courts and licensed authorities have not made a definitive determination as to whether income sharing agreements are loans or credit for the purposes of state licensing statues and state usury statues. The argument could be made that CISAs should not be considered loans as there is no unconditional payment obligation, but there is the possibility that courts and other regulatory authorities could deem CISAs to be so. Such interpretation could add compliance obligations on the part of Chisos that could lead to termination of business and incur losses.
>
> Licensing Requirements. Although Chisos believes it is not required to obtain any licenses or permits from governmental authorities in connection with its acquisition, ownership and servicing of CISAs, it is possible in the future, federal

acquisition, ownership and servicing of CISAs, it is possible in the future, federal, state or local governments may require originators, servicers and owners to obtain certain licenses, registrations, notifications, permits or similar approvals in order to make, hold, service or dispose of CISAs. These licenses and approvals could be costly and take several months or longer to obtain, during which period Chisos may be required to abstain from conducting business in the relevant jurisdiction or jurisdictions, which could have a material adverse effect on Chisos' business until the requisite licenses and approvals were obtained. In addition, if licenses and approvals are required and then obtained, there are annual renewal and other periodic reporting requirements for each of the licenses and approvals as well as license examinations and other related filings and requirements. Further, the licensing and approval requirements can and do change as statutes, regulations and other guidance are enacted, promulgated or amended, and the recent trend among federal and state lawmakers and regulators has been toward increasing laws, regulations, disclosures and investigative proceedings in relation to consumer finance generally.

Potential for Changes in Tax and Regulatory Requirements. The Fund must comply with various legal requirements, including those imposed by tax laws. From time to time, but especially recently in light of the decline in state and local governmental revenues, legislators and officials have proposed changes in tax laws, or in the administration of such laws. It is not possible to determine with certainty the likelihood of possible changes in tax laws or in the administration of such law. Some changes, if adopted, could have a materially adverse effect on Chisos' financial results.

Recharacterization of CISAs as Loans or Extensions of Credit. The treatment of CISAs under both federal and state is currently unclear. If the CISAs were to be recharacterized as loans or extensions of credit by courts or regulators, such recharacterization could adversely affect the value of Chisos' business.

There have been a number of cases that examine whether an instrument is a loan or another type of transaction. Courts look to the following non-dispositive factors, among others: (i) parties' intent; (ii) whether the contract contemplates the absolute repayment of an advance of money or contemplates completion of performance; (iii) whether there are monthly or periodic payments; (iv) whether interest accrues; (v) whether there is shared risk and reward/whether the party extending capital risks the loss of capital advanced; and (vi) the language of the contract. Other factors can include: (i) the relationship of the parties; (ii) prior unsuccessful attempts by the consumer to obtain a loan; (iii) the sophistication and circumstances of the parties; (iv) the lack of legal counsel; and (v) for option contracts, whether there is a unilateral, irrevocable agreement, e.g. an agreement where one party contracts to sell the subject asset to another on specific terms at a specific time, where the option holder can exercise the purchase option at any time under the agreement. Given the numerous factors that the CISAs appear to meet which support finding a non-credit transaction (whether an investment plan or option contract), Chisos believes it has a reasonable basis to support a conclusion that the CISA is not a loan or an extension of credit. However, if the CISAs were determined to be a loan or extension of credit, pursuant to the factors described above, Chisos would become subject to numerous additional regulatory requirements.

Importance of General Economic Conditions. Overall market, industry or economic conditions, which the Managing Member cannot predict or control, may have a material effect on performance.

Assumption of Business, Terrorism and Catastrophe Risks. Chisos may be subject to the risk of loss arising from exposure that it may incur, indirectly, due to the occurrence of various events, including, without limitation, hurricanes, earthquakes, and other natural disasters, terrorism and other catastrophic events. These risks of loss can be substantial and could have a material adverse effect on Chisos and the Members' ownership of Units.

Epidemics, Pandemics and Other Health Risks. Many countries have experienced infectious illnesses in recent decades, including swine flu, avian influenza, SARS and 2019-nCoV (the "Coronavirus"). In December 2019, an initial outbreak of the Coronavirus was reported and, since then, a large and growing number of cases have been confirmed around the world. The Coronavirus outbreak has resulted in numerous deaths and the imposition of both local and more widespread "work from home" and other quarantine measures, border closures and other travel restrictions causing social unrest and commercial disruption on a global scale. The World Health Organization has declared the Coronavirus outbreak a pandemic.

The ongoing spread of the Coronavirus has had and will continue to have a material adverse impact on local economies in the affected jurisdictions and also on the global economy as cross-border commercial activity and market sentiment are increasingly impacted by the outbreak and government and other measures seeking to contain its spread. The operations of Chisos may be adversely impacted, including through quarantine measures and travel restrictions imposed on their personnel or service providers based around the world, and any related health issues of such personnel or service providers. Any of the foregoing events could materially and adversely affect Chisos' ability to operate its business. Similar consequences could arise with respect to other comparable infectious diseases.

Chisos may be unable to attract investment capital to continue making CISA investments in early-stage entrepreneurs, which could negatively impact revenue and/or profitability

The underlying CISA investments are risky and could perform worse than expected, making it difficult to attract and deploy additional capital in to future CISA investments.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to
the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable
terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business
plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise
transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their

investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any management fee income and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our Chisos Fund launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.
We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

As a portion of the Company's revenues rely on the profitability of Chisos Funds, the Company is subject to numerous risks generally related to investing in securities and other investments, and the additional risks associated with investing in non-marketable securities and other non-public companies.

The Chisos Funds aim to generate attractive risk-adjusted returns for their investors by investing primarily in Founders and their early stage companies using Convertible Income Share Agreements. **"Founders"** or **"Entrepreneurs"** are the individuals who enter into a Convertible Income Share Agreement with Chisos. As part of each Convertible Income Share Agreement investment, Chisos will hold equity in an early stage company (a **"Portfolio Company"**). Although early-stage investments offer the opportunity for significant capital gains, they also involve a high degree of business and financial risk. The market for securities of such companies may be extremely volatile and there can be no assurance that market demand and valuations for such companies will not decline substantially in the future. Furthermore, the possibility that a Portfolio Company will not be able to successfully commercialize its technology, product, or business concept presents considerable risk. The inability of a Portfolio Company to continue to innovate could negatively impact the investment results achieved by the Chisos Funds and, consequently, the revenues of the Company.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as investment adviser registration requirements, laws and regulations and we expect these costs to increase going forward. This risk disclosure cannot address or anticipate every possible current or future regulation that might affect the Company, the Chisos Funds or the Portfolio Companies. The violation of these or future requirements or laws and regulations could result in regulatory, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our ability to operate. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations

There is a risk that we might be deemed an investment company under the Investment Company Act of 1940, as amended. If we are deemed to be an investment company under such Act we would become subject to a host of regulations and filing requirements that would be extremely burdensome upon our company and would negatively affect our financial condition, operations and prospects. We expect to acquire only controlling interests in the subsidiaries that we operate. If, however, for any reason, we acquire less than a controlling interest and 40% or more of our assets are deemed to be investments in investment securities, then we may be deemed an investment company under such Act.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital

and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$250,000**

Use of Proceeds: 20% towards marketing/branding, 30% towards legal/accounting/general expenses, 43% towards development of SaaS/Marketplace platform features, 7% towards Wefunder intermediary fee

---

If we raise: **$1,070,000**

Use of Proceeds: 20% towards marketing/branding, 20% towards community/business development full-time hires, 30% towards development of SaaS/Marketplace platform features and 23% towards legal/accounting/general expenses, 7% towards Wefunder intermediary fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled

and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $15,000,000.00 valuation cap; 10.000% discount; 6% interest.
See exact security attached as Appendix B, Investor Contracts.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $250,000.00

Valuation Cap: $15,000,000.00

Early-Bird: Investors investing in the first $350,000.00, will receive a valuation cap of $12,500,000.00

Discount Rate: 90%

Repayment. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the earlier of (a) **March 31, 2023 (the "Maturity Date")**, provided that payment in full hereunder shall be effected by means of automatic conversion into Equity Securities (as defined below) as set forth in Section 3(b) below, or (b) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by Holder made automatically due and payable, in each case, in accordance with the terms hereof.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall accrue at the rate of six percent (**6.00%**) per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable only on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium upon Sale of the Company or Initial Public Offering.

(a) In the event that the Company issues and sells its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in a bona fide equity financing resulting in gross proceeds to the Company of at least Three Million Dollars (**$3,000,000**) (excluding the conversion of the Notes and any other indebtedness) (a **"Qualified Financing"**), then the outstanding principal balance of this Note and any accrued but unpaid interest shall automatically convert in whole without any further action by the Holder into such Equity Securities at a conversion price equal to the Conversion Price (as defined below) immediately prior to the initial closing of the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors. Any unpaid accrued interest on this Note shall be converted into Equity Securities on the same terms as the principal of the Notes. For purposes of this Note, "Conversion Price" means either (i) ninety percent (90.00%) of the per Equity Security price paid by the Investors in the Qualified Financing, or (ii) the price per Equity Security equal to $15,000,000 divided by the Company Capitalization (as defined below) (the "Capped Price"), whichever is less. For purposes of this Note, "Company Capitalization" means the sum, as of immediately prior to the Qualified Financing, of (i) all Equity Securities of the Company (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this Note, and (B) all other Notes (or similar instruments), and (ii) all Equity Securities reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

(b) In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any accrued but unpaid interest shall automatically convert into Equity Securities at a conversion price equal to the Capped Price. In connection with the conversion contemplated by Section 3(b) of the attached convertible note, the Company shall amend its Limited Liability Company Operating Agreement and any other governing documents as may be necessary or desirable to authorize and issue the Equity Securities.

(c) Upon conversion of this Note in full or the payment in full of the amounts due hereunder, Company shall be forever released from all its obligations and liabilities under this Note and this Note shall be deemed of no further force or effect, whether or not the original of this Note has been delivered to the Company for cancellation.

(d) Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company or Initial Public Offering (each such term is defined below) prior to the conversion or repayment in full of this Note, the Holder may either, by written election, in either case in full satisfaction of the Company's obligations under this Note, (i) require mandatory cash payment of the Note or (ii) convert immediately prior to such Sale of the Company or Initial Public Offering into fully paid and nonassessable Equity Securities at a price per Equity Security equal to either (x) 90% of the Sale of the Company price or Initial Public Offering price, as applicable, or (y) the Capped Price, whichever is less (and treating the date of such Sale of the Company or Initial Public Offering as a Qualified Financing solely for purposes of calculating such Capped Price).

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to

issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company.As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those votings rights may be exercised by the investor or his or her proxy. The applicable proxy is theLead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transfereesor assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	400,000	400,000	Yes
Incentive Units	60,000	17,250	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Equity Securities, which the convertible note holders will receive upon conversion have special distribution rights as outlined in the Operating Agreement.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Equity Securities calculated as either the conversion price equal to the lesser of (i) 90% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $15,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/30/20
Amount	$62,500.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$5,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$20,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$150,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$100,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$117,500.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

Convertible Note

Issue date	12/30/20
Amount	$95,000.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$10,000,000.00
Maturity date	03/31/23

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2020	Regulation D, Rule 506(c)	Convertible Note	$62,500	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$20,000	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$117,500	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$100,000	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$95,000	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$5,000	General operations
12/2020	Regulation D, Rule 506(c)	Convertible Note	$150,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	SEN LLC
Amount Invested	$62,500.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	family member

Name	Charla Stringer
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	family member

Name	Stephen Grinalds
Amount Invested	$20,000.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	Managing Member

Name	William Stringer
Amount Invested	$150,000.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	Managing Member

Name	Tom Cowee
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum

Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	family member

Name	WILDAM LTD.
Amount Invested	$95,000.00
Transaction type	Convertible note
Issue date	12/30/20
Interest rate	6.0% per annum
Discount rate	10.0%
Maturity date	03/31/23
Valuation cap	$10,000,000.00
Relationship	family member

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Chisos develops software and raises funds in order to provide capital to idea- and early stage founders using a new investment approach called a Convertible Income Share Agreement, or CISA - a unique combination of equity and an income share agreement.

In 5 years, we hope to see Chisos as the go-to investor for idea-stage and side-hustle founders seeking capital. We also see ourselves as the software infrastructure enabling ISA-based early stage investments across the world. We think ISA-based investment opens an entirely new avenue for founders seeking capital to pursue their entrepreneurial dreams. These projections cannot be guaranteed.

Investors in this offering will hold securities issued by Chisos LLC. Chisos LLC is not a fund and does not invest directly into Convertible Income Share Agreement investment opportunities. Chisos LLC develops software and provides services that allow capital to be deployed into Convertible Income Share Agreement investment opportunities.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Chisos LLC was organized in the State of Delaware in October 2019.

Since then, we have:

- Raised $550K pre-seed operating capital & $500K Fund I; currently raising $10mm Fund II.
- Developed proprietary underwriting platform & building automated application & diligence process.
- Wefunder investors receive 3X PREFERRED waterfall position in all qualified proceeds.
- Our desire is to reach all great Founders, particularly the traditionally underrepresented.

- Unlike banks, we pick Founders based on past/future potential, not just assets & financial history.
- Innovated Convertible Income Share Agreement; flexible ISA payback (start & end); equity upside.
- 350+ applications via online app (60 in March 2021); 10 investments complete/2 in final diligence.

Historical Results of Operations

Our company was organized in October 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0.
- *Assets.* As of December 31, 2020, the Company had total assets of $468,105, including $191,823 in cash. As of December 31, 2019, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $137,571 and net losses of $8,982 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $612,980 for the fiscal year ended December 31, 2020 and $8,981 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $550,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Chisos LLC cash in hand is $283,476, as of March 2021. Over the last three months, revenues have averaged $123/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $28,000/month, for an average burn rate of $27,877 per month. Our intent is to be profitable in 24 months.

Since the date of our financials, expenses have increased substantially in the last 1.5 months due to increased marketing costs related to his crowdfunding campaign. Also, investments on the balance sheet at 12/31/20 were purchased at cost by our Fund 1, resulting in reduction of "investment assets" and increase in cash.

In 3-6 months, revenues may ramp up to $5-10k/month depending on the timing of the first/second close of Fund II. Expenses will be $30k/month due to 2 new hires. We project needing a total of $20M AUM (assets under management) in order to eventually reach break-even, which we hope to do in 24 months. These projections cannot be guaranteed.

For additional capital outside of this Offering, we can solicit personal + friends/family capital in a pinch. We may be able to debt finance some of our CISA assets going forward.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, William Stringer, certify that:

(1) the financial statements of Chisos LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Chisos LLC included in this Form reflects

accurately the information reported on the tax return for Chisos LLC filed for the most recently completed fiscal year.

William Stringer
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which

constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.chisos.io/ir

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or

15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- SPV Subscription Agreement
- Early Bird Chisos Early Bird Convertible Note Final
- Chisos Convertible Note Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Stephen Grinalds
- William Stringer

Appendix E: Supporting Documents

- Chisos_LLC_Operating_Agreement_Final.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- SPV Subscription Agreement
- Early Bird Chisos Early Bird Convertible Note Final
- Chisos Convertible Note Final

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Stephen Grinalds
- William Stringer

Appendix E: Supporting Documents

- Chisos_LLC_Operating_Agreement_Final.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Chisos LLC

By

William Stringer

Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Stephen Grinalds
CTO
5/7/2021

William Stringer
Co-Founder & CEO
5/7/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.